File No. 82-2683

Wolters Kluwer
Legal, Tax & Regulatory Europe

06013287

RECEIVED
2006 MAY 10 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PRESS RELEASE

Contact:	Yvette van Braam Morris Communications Manager Wolters Kluwer Legal, Tax & Regulatory Europe + 31 (0)20 6070 338 ybraammorris@wolterskluwer.com	Oya Yavuz Vice President, Investor Relations Wolters Kluwer nv + 31 (0)20 6070 407 ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe Completes the Acquisition of Carl Heymanns KG in Germany

Amsterdam, May 8, 2006 - Wolters Kluwer Legal, Tax & Regulatory Europe, a leading publisher and information services provider, today announced that it has completed the acquisition of Carl Heymanns Verlag KG (Cologne), following approval from the German Cartel Office. Carl Heymanns Verlag is one of Germany's leading academic and legal publishers.

Wolters Kluwer announced the agreement on March 21, 2006 and stated that the acquisition will strengthen Wolters Kluwer's position in Germany. Carl Heymanns has a strong market position, and is the official publisher of decisions made by the German Supreme Courts. With highly recognized brands and excellent portfolio of best-selling products in economic and public law as well as commercial litigation protection, the combination of Wolters Kluwer and Carl Heymanns Verlag will provide a very strong offering to legal professionals based on their increasing informational demands and will rank Wolters Kluwer as the second largest professional publisher in Germany.

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

Wolters Kluwer holds strong market positions in the fields of labor and family law (Luchterhand brand), construction law (Werner brand) and training for law students (JA and Werner Studienreihe), while Carl Heymanns Verlag will complement this position with its undisputed presence in corporate & business law and intellectual property law.

Carl Heymanns Verlag annual revenues 2005 amounted to Euro 15 million, the company has 130 employees, and is based in Cologne. Other financial details of the agreement will not be disclosed.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Wolters Kluwer has been present in Germany for nearly 20 years. In 1987 the Hermann Luchterhand Verlag (Neuwied) was acquired. Today the knowledge and information publisher

Wolters Kluwer Deutschland GmbH also owns the publishing houses Werner, R.S. Schulz, Carl Link, C.W. Haarfeld, the Jurion online service and the software provider AnNoText.
The focal areas of the Legal Publishing Group's portfolio include the extensive range of offerings for the legal specialist, products for 16 specialized legal fields and, with Werner Verlag, publications for specialists in the field of construction law.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.